Exhibit 99.5

Press Release

Total declares Force Majeure on Mozambique LNG project

Paris, 26 April 2021 – Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, Total confirms the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation leads Total, as operator of Mozambique LNG project, to declare force majeure.

Total expresses its solidarity with the government and people of Mozambique and wishes that the actions carried out by the government of Mozambique and its regional and international partners will enable the restoration of security and stability in Cabo Delgado province in a sustained manner.

Total E&P Mozambique Area 1 Limitada, a wholly owned subsidiary of Total SE, operates Mozambique LNG with a 26.5% participating interest alongside ENH Rovuma Área Um, S.A. (15%), Mitsui E&P Mozambique Area1 Limited (20%), ONGC Videsh Rovuma Limited (10%), Beas Rovuma Energy Mozambique Limited (10%), BPRL Ventures Mozambique B.V. (10%), and PTTEP Mozambique Area 1 Limited (8.5%).

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